77 (c)
Result of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on July 19, 2010. Holders of the Fund’s auction market preferred shares, par value $0.01 per share, liquidation preference $25,000 per share (“Preferred Shares”) voted on the election of one Class III Trustee to serve until the Fund’s 2013 Annual Meeting of Shareholders or until a successor shall have been elected and qualified. The Annual Meeting of Shareholders of the Fund was reconvened on August 9, 2010. Holders of the Preferred Shares and holders of the Fund’s common share of beneficial interest, par value $0.01 per share (“Common Shares”) voted together as a single class on the election of one Class III Trustees to serve until the Fund’s 2013 Annual Meeting of Shareholders or until a successor shall have been elected and qualified, and on a proposal that the Board take the necessary steps to declassify the Board so that all Trustees are elected on an annual basis.

Voting results with respect to the election of one Class III Trustee by the holders of Preferred Shares voting as a separate class are set forth below1:

# of Shares for             # of Shares for # of Shares
Ronald E. Toupin, Jr.      Robert A. Wood Withheld
Class III Trustee                  81                            21            4,001

Voting results with respect to the election of one Class III Trustee by holders of Preferred Shares and holders of Common Shares voting as a single class are set forth below2:

# of Shares for             # of Shares for # of Shares
Steven D. Cosler         Neil Chelo                Withheld
Class III Trustee             3,501,047                     3,903,919          677,143

The other Trustees of the Fund whose terms did not expire in 2010 are Matthew J. Appelstein, Randall C. Barnes, Robert M. Hamje, L. Kent Moore and Ronald A. Nyberg.

Voting results with respect to the proposal that the Board take the necessary steps to declassify the Board so that all Trustees are elected on an annual basis by holders of Preferred Shares and holders of Common Shares voting as a single class are set forth below3:

# of Shares                  # of Shares      # of Shares
In Favor                  Against        Abstained
4,967,647                     2,831,397         263,063

1 Neither nominee for election as a Class III Trustee by holders of Preferred Shares voting as a separate class received a majority of the votes of the Preferred Shares present necessary to be elected. As a result, the incumbent Class III Trustee Ronald E. Toupin, Jr. will continue to serve as trustee until such time as his respective successor is duly elected and qualified. It is expected that Mr. Toupin is expected to stand for election again at the Fund’s 2011 annual meeting of shareholders.

2 With respect to the election of a Class III Trustee by holders of Common Shares and Preferred Shares voting as a single class, neither nominee received the required majority necessary to be elected. As a result, the incumbent Class III Trustee Mr. Steven D. Cosler will continue to serve as trustee until such time as his respective successor is duly elected and qualified. It is expected that Mr. Cosler will again stand for election at the Fund’s 2011 annual meeting of shareholders.

3 The shareholders approved the proposal requesting that the Board of Trustees of TYW take the necessary steps to declassify the Board of Trustees so that all trustees are elected on an annual basis.